DATED 15 OCTOBER 2026
CGM B.V. as the Purchaser and CRONOS GROUP INC. as the Guarantor and "RING" INTERNATIONAL HOLDING AG LANDEWYCK TOBACCO S.A. as the Sellers
ADDENDUM TO THE SHARE PURCHASE AGREEMENT DATED 9 DECEMBER 2025 (AS AMENDED ON 8 MAY 2026 AND 8 SEPTEMBER 2026)

THIS ADDENDUM TO THE SPA IS MADE ON 15 OCTOBER 2026,
BETWEEN
(1)CGM B.V., a company incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and registered with the trade register of the Dutch Chamber of Commerce under number 99005948 (the "Purchaser");

(2)CRONOS GROUP INC., a company incorporated under the laws of British Columbia, with its registered office at 1133 Melville Street, Suite 3500, The Stack, Vancouver, BC V6E 4E5, registered under number C1256453 (the "Guarantor");

(3)"RING" INTERNATIONAL HOLDING AG, a company incorporated under the laws of Austria with its corporate seat in Vienna, Austria, registered with the Austrian commercial register under number FN 225112 y ("Ring"); and

(4)LANDEWYCK TOBACCO S.A., a company incorporated under the laws of Luxembourg with its corporate seat in Luxembourg, Luxembourg, registered with the Luxembourg register of trade and companies under number B 174692 ("Landewyck").

The parties under (3) and (4) above are collectively referred to as the "Sellers" and individually as a "Seller". The above parties to this Agreement are collectively referred to as the "Parties" and individually as a "Party".
RECITALS:
(A)On 9 December 2025, the Parties entered into a share sale and purchase agreement (the "SPA") pursuant to which the Purchaser agreed to purchase from the Sellers all shares in the capital of CanAdelaar B.V., a company incorporated under the laws of the Netherlands with its corporate seat in Hellevoetsluis, the Netherlands, registered with the trade register of the Chamber of Commerce under number 73034401 (the "Company") (the "Transaction"). The Guarantor has guaranteed the due and punctual performance of any obligations by the Purchaser under the SPA.

(B)On 8 May 2026, the Parties entered into an amendment agreement (the "First Amendment Agreement") to amend the SPA by extending the Long Stop Date (as defined in the SPA) to 9 September 2026.

(C)On 8 September 2026, the Parties entered into a second amendment agreement (the "Second Amendment Agreement") to amend the SPA by extending the Long Stop Date (as defined in the SPA) to 15 October 2026.

(D)The Purchaser now intends to waive the Conditions (as defined in the SPA) and proceed with completion of the Transaction ("Completion"). In relation to such waiver, the Parties wish to make arrangements to allocate certain risks associated with Completion prior to obtaining the Minister's Final Decision (as defined hereinafter), including regarding: (i) the deduction of EUR 12,500,000 as Indebtedness (as defined in the SPA) from the purchase price at

Completion and (ii) additional specific indemnities of the Odor Issue and in respect of alleged edibles-related regulatory violations, in each case in accordance with the terms of this addendum to the SPA (the "Addendum").
IT IS THEREFORE AGREED:
1.DEFINITIONS AND INTERPRETATION
1.1Capitalised words used but not defined in this Addendum shall have the meanings ascribed to them in the SPA. Other capitalised words used in this Addendum shall have the following meanings:
1.1.1"Additional Specific Indemnity" has the meaning given in clause 5.1 of this Addendum;
1.1.2"DCMR" means DCMR Environmental Service Rijnmond;
1.1.3"DCMR Penalty Indebtedness Amount" has the meaning given in clause 4.1 of this Addendum;
1.1.4"Final DCMR Penalty" has the meaning given in clause 4.2 of this Addendum;
1.1.5"Functional Revocation" means any action, Order or remediation measure relating to the Odor Issue issued or imposed by, or on behalf of, the Minister, the DCMR or any other Governmental Authority, or any Minister's Conditions, which will, or would in the reasonable expectation of a prudent businessman, significantly negatively impact, deteriorate or reduce the terminal value of the business of the Company (calculated as of the date hereof), in particular if any such action, Order, remediation measure or condition:
(i)requires, or would in the reasonable expectation of a prudent businessman require, the construction of an indoor cultivation facility (box-in-box), the cessation or comparable material reduction of the current cultivation activities, or the relocation of cultivation operations;
(ii)requires, or would in the reasonable expectation of a prudent businessman require, capital expenditure by the Company in the aggregate in excess of EUR 50,000,000 (fifty million euros) in order to continue operations at the facility in the ordinary course of its business; or
(iii)otherwise requires, or would in the reasonable expectation of a prudent businessman require, operational changes to the Company that would render the business no longer able to compete as a profitable cannabis production business;
1.1.6"Minister's Conditions" means any condition, requirement, restriction, direction or other measure imposed by the Minister on or in connection with the Designation and/or the transactions contemplated by the SPA as a result of or in connection with the Bibob investigation and the related Bibob opinion (which to Parties' understanding was received by the Ministry in August 2026);
1.1.7"Minister's Final Decision" means the final, non-appealable decision of the Minister in relation to the Bibob investigation and the related Bibob opinion (which to Parties' understanding was received by the Ministry in August 2026), containing the Minister's Conditions (if any);
1.1.8"Indemnity Claim Period" means the period ending on the date that is the earlier of the following dates:
(i)the later of:
a.twelve (12) months after the Minister's Final Decision; and
b.six (6) months after the date of a final judgment on the merits (eindvonnis) by the district court (rechtbank) in the Pending Proceedings; or
(ii)15 October 2033;
1.1.9"Pending Proceedings" means the pending proceedings before the district court (rechtbank) with case number ROT 25 / 6470 OWMIL regarding the DCMR's customized environmental decision (maatwerkbesluit) in relation to the Odor Issue.
1.2In case of an ambiguity or a conflict between the provisions of the SPA (as amended by the First Amendment Agreement and the Second Amendment Agreement) on the one hand and the provisions of this Addendum on the other hand, the provisions of this Addendum shall prevail.
1.3This Addendum forms an integral part of the SPA and shall have the same force and effect as expressly set out in the body of the SPA.
2.WAIVER OF CONDITIONS PRECEDENT
2.1Subject to the terms and conditions of this Addendum, the Purchaser hereby waives the Conditions in accordance with clause 4.4.2 of the SPA, such waiver taking effect immediately prior to Completion.
3.COMPLETION DATE
3.1The Parties hereby agree that Completion will take place on 15 October 2026 and that this will therefore be the Completion Date as set out in clause 7.1.1 of the SPA.
4.DCMR PENALTY INDEBTEDNESS
4.1Subject to clause 4.2 of this Addendum, the Parties agree that EUR 12,500,000 (twelve million five hundred thousand euros), being the amount of the proposed penalty notice issued by the DCMR on 17 June 2026 in relation to the Odor Issue ("DCMR Penalty

Indebtedness Amount"), shall be treated as Indebtedness for the purposes of the SPA and shall be deducted from the Estimated Initial Purchase Price payable at Completion in accordance with clause 3.2 of the SPA, irrespective of whether such amount meets the thresholds or conditions otherwise applicable under the definition of Indebtedness in the SPA. For the avoidance of doubt, as the DCMR Penalty Indebtedness Amount is treated as Indebtedness and deducted from the Estimated Initial Purchase Price in accordance with this clause 4.1, the Purchaser shall not be entitled to bring any claim against the Sellers under the Specific Indemnity set out in clause 13.1.1 of the SPA in respect of the DCMR Penalty Indebtedness Amount so deducted (no double dipping).
4.2If the final penalty issued by the DCMR in respect of its proposed penalty notice dated 17 June 2026 (the "Final DCMR Penalty") amounts to less than the DCMR Penalty Indebtedness Amount, the Purchaser shall repay to the Sellers (in accordance with their Relevant Proportions) the difference between the DCMR Penalty Indebtedness Amount and the Final DCMR Penalty (any such amount, the "Positive Penalty Difference"), such repayment to be made within fifteen (15) Business Days after the Final DCMR Penalty is issued by the DCMR.
4.3If the Final DCMR Penalty exceeds the DCMR Penalty Indebtedness Amount, the amount above the DCMR Penalty Indebtedness Amount shall be promptly paid by the Sellers (on a several but not joint basis (niet hoofdelijk) in accordance with their Relevant Proportions) to the Purchaser (and in any event no more than fifteen (15) Business Days following the date on which the Final DCMR Penalty is paid to the DCMR), as such amount shall be subject to the Specific Indemnity set out in clause 13.1.1 of the SPA.
4.4For the avoidance of doubt, (i) this clause 4 of this Addendum is without prejudice to any indemnity obligation of Ring under clause 5 of this Addendum and (ii) the DCMR Penalty Indebtedness Amount shall not also be reflected in, or otherwise reduce, the calculation of Normalised EBITDA (including for the purposes of Schedule 13 (Accounting Rules and Policies) and Schedule 3 (Deferred Purchase Price) of the SPA), and Schedule 13 (Accounting Rules and Policies) of the SPA shall be construed accordingly.
5.ADDITIONAL SPECIFIC INDEMNITIES
5.1Additional Specific Indemnities
5.2Without prejudice to the Specific Indemnities set out in clause 13.1 of the SPA, the Parties hereby agree that Ring (and, for the avoidance of doubt, not Landewyck) shall indemnify (vrijwaren) and hold harmless (schadeloosstellen) each member of the Purchaser's Group and the Company from any and all losses, damage, reasonable costs, reasonable legal fees, reasonable expenses, fines, penalties, claims, actions, proceedings, awards, settlements, judgments and any and all other liabilities and obligations of any kind, that any member of the Purchaser's Group and the Company, directly or indirectly, suffer or incur, become subject to or owe as a result of or in connection with:
5.2.1the revocation of the Designation as a result of (i) the Minister's Final Decision, (ii) non-compliance by the Company with the Minister's Conditions, or (iii) a decision by the Minister that the Transaction constitutes grounds for revocation of the Designation;

5.2.2a Functional Revocation; and
5.2.3fines or penalties in relation to the production of edibles by the Company imposed by a Governmental Authority against the Company in respect of a violation of Law or an Order prior to Completion,
5.2.4whereby, (A) any member of the Purchaser's Group will be indemnified under clauses 5.1.1 and 5.1.2 of this Addendum, except to the extent that such revocation of the Designation, non-compliance by the Company with the Minister's Conditions or Functional Revocation, predominantly results from acts, omissions, facts or circumstances first arising after Completion and not existing prior to Completion, and (B) a member of the Purchaser's Group will not be indemnified under clause 5.1.3 of this Addendum to the extent such amounts have been (i) paid prior to Completion, or (ii) taken into account in the Completion Statement,
5.2.5the indemnities set out in this clause 5.1 of this Addendum being referred to as the "Additional Specific Indemnities" and individually as an "Additional Specific Indemnity". For the avoidance of doubt, Landewyck shall have no liability whatsoever in respect of any Additional Specific Indemnity, and all references in this clause 5 to the Sellers' obligations, liability or notices in connection with the Additional Specific Indemnities shall be construed as references to Ring only.
5.3Limitation on liability of the Sellers
5.3.1The aggregate amount of Ring's liability in respect of any and all claims under Additional Specific Indemnities set out in clauses 5.1.1 and 5.1.2 of this Addendum will not exceed EUR 22,500,000 (twenty-two million five hundred thousand euros), plus 50% of any Positive Penalty Difference (if any).
5.3.2Ring will cease to be liable for a claim under any Additional Specific Indemnities set out in clauses 5.1.1 and 5.1.2 of this Addendum, unless (i) written notice of a claim under an Additional Specific Indemnity has been served by the Purchaser to Ring within the Indemnity Claim Period, and (ii) the Purchaser has initiated legal proceedings pursuant to clause 21.19 of SPA with respect to the matters described in the written notice within nine (9) months following the later of (x) issuance of the written notice, and (y) the termination of good faith negotiations with respect to the claim under the relevant Additional Specific Indemnity as confirmed by Ring to the Purchaser in writing, unless the claim relates to a contingent liability, in which case the period of nine (9) months commences on the date on which such contingent liability becomes an actual liability.
5.3.3The aggregate amount of Ring's liability in respect of any and all claims under the Additional Specific Indemnity set out in clause 5.1.3 of this Addendum will not exceed EUR 100,000 (one hundred thousand euros).
5.3.4Ring will cease to be liable for a claim under any Additional Specific Indemnities set out in clause 5.1.3 of this Addendum, unless (i) written notice of a claim under an Additional Specific Indemnity has been served by the Purchaser to Ring within two (2) years after the Completion Date, and (ii) the Purchaser has initiated legal proceedings pursuant to clause 21.19 of SPA with respect to the matters described in such written notice within nine (9) months following the later of (x) issuance of the written notice, and (y) the termination of good faith negotiations with respect to the claim under the Additional Specific Indemnity as confirmed by Ring to the Purchaser in writing, unless the claim relates to a contingent liability, in which case the period of nine (9) months commences on the date on which such contingent liability becomes an actual liability.
5.3.5Without prejudice to clauses 5.2.1 and 5.2.3 of this Addendum and any other limitations set out herein or in the SPA, the aggregate amount of the Sellers' liability in respect of any and all claims under the SPA, the First Amendment Agreement, the Second Amendment Agreement and this Addendum (including claims pursuant to Specific Indemnities, Specific Tax Indemnities and Additional Specific Indemnities) shall, in aggregate, not exceed the Purchase Price, provided that each Seller's aggregate amount of liability in respect of any and all claims under the SPA, the First Amendment Agreement, the Second Amendment Agreement and this Addendum (including claims pursuant to Specific Indemnities, Specific Tax Indemnities and, with respect to Ring Additional Specific Indemnities) will not exceed such Seller's Relevant Proportion of the Purchase Price.
5.3.6Any liability of Ring in respect of any Additional Specific Indemnity will not be limited, qualified or affected by any of the limitations, thresholds, procedures or other provisions set out in clauses 10, 11 and 12 of the SPA, other than:
(A)     clause 11.7 (Contingent liabilities);
(B)     clause 11.8 (No recourse);
(C)     clause 11.9 (Subsequent recovery);
(D)     clause 11.10 (No cumulation);
(E)    clause 11.11 (Tax Benefits);
(F)     clause 11.12 (Mitigation);
(G)     clause 11.13.1 to clause 11.13.4; and
(H)     clause 12.2.6 (Third party claims),
which will apply mutatis mutandis with respect to a claim under an Additional Specific Indemnity against Ring.
5.4Claims
5.4.1If the Purchaser becomes aware of any matter or circumstance that may give rise to a claim under an Additional Specific Indemnity, it shall give notice thereof to Ring within 30 Business Days. Failure to give notice within this time will not relieve Ring of its liability for such claim, except that Ring will not be liable for the additional damages (if any) in respect of such claim resulting from such failure. For the avoidance of doubt, the Purchaser shall not be entitled to recover more than once in respect of the same loss, damage, cost or liability, whether under this Addendum, the SPA or otherwise.
5.5Suspension
5.5.1Notwithstanding clause 5.2.2 of this Addendum, the Purchaser may serve written notice of a claim under the Additional Specific Indemnities included in clauses 5.1.1 and 5.1.2 of this Addendum on Ring in respect of any condition, action, Order or remediation measure constituting or giving rise to a claim under an Additional Specific Indemnity under clauses 5.1.1 or 5.1.2 notwithstanding that, at the time such notice is served, such condition, action, Order or remediation measure has been suspended, including in the event of an appeal with suspensive effect (schorsende werking).
5.5.2For the avoidance of doubt, where clause 5.4.1 of this Addendum applies and written notice of a claim has been served during a period in which the relevant condition, action, Order or remediation measure is subject to suspension (including in the event of an appeal with suspensive effect (schorsende werking)), the nine (9) month period referred to in clause 5.2.2(ii) of this Addendum shall not commence for so long as such suspension (including an appeal with suspensive effect) remains in effect, and shall recommence on the date on which such suspension or suspensive effect is finally resolved, lifted or otherwise terminated.
5.5.3Ring's liability in respect of a claim under the Additional Specific Indemnities included in clauses 5.1.1 and 5.1.2 of this Addendum shall remain contingent for so long as such condition, action, Order or remediation measure remains suspended in all its relevant aspects or is subject to an appeal with suspensive effect in all its relevant aspects.
6.SETTLEMENT OF LANDEWYCK FACILITY
6.1Sellers hereby acknowledge and confirm that the outstanding amount under the facility agreement entered into between Landewyck, as lender, and the Company, as borrower, dated 11 September 2023 ("Landewyck Facility Agreement"), is EUR 5,000,000 ("Landewyck Facility Settlement Amount"). Upon repayment of the Landewyck Facility Amount, the Landewyck Facility Agreement shall be terminated in its entirety and shall be of no further force or effect, and the Company shall be fully, unconditionally and irrevocably released by Landewyck from any and all obligations arising under or in connection with the Landewyck Facility Agreement.
6.2At Completion, the Purchaser shall pay, or shall procure the payment of the Landewyck Facility Settlement Amount into the Notary's Bank Account and the Landewyck Facility Settlement Amount will be held by the Notary in accordance with the terms and conditions of the Notary Letter.
6.3The Parties agree that the Landewyck Facility Settlement Amount shall be treated as Indebtedness for the purposes of the SPA and shall be deducted from the Estimated Initial Purchase Price payable at Completion in accordance with clause 3.2 of the SPA.
7.AMENDMENTS TO SPA

7.1The Parties agree that the definitions of "Interim Dividend" and "Permitted Dividends" in the SPA is hereby amended and restated in its entirety as follows:
7.1.1"Interim Dividend" means any dividend or other distribution of profits paid, or payable, by the Company to the Sellers in respect of the period prior to Completion in the aggregate amount of up to EUR 9,000,000.00;"
"Permitted Dividends" means the Historical Dividends and the Interim Dividend, and including, in any case, dividends and other distributions of profits paid by the Company to Landewyck of up to EUR 3,600,000;
8.EFFECT OF AMENDMENT
Unless explicitly amended by this Addendum or deviated from in this Addendum, the provisions of the SPA shall not be amended, supplemented and/or restated and shall remain in full force and effect in their current form.
9.MISCELLANEOUS PROVISIONS
9.1This Addendum constitutes an amendment to the SPA in compliance with the requirements contemplated by clause 21.5 of the SPA.
9.2Clauses 1 (Interpretation), 21.2 (Notices), 21.4 (Entire agreement), 21.5 (Amendment), 21.18 (Governing law), 21.15 (Notices to Sellers), 21.16 (Third party rights) and 21.19 (Jurisdiction) of the SPA, as well as the Definitions Schedule of the SPA are incorporated by reference into this Addendum and shall apply, mutatis mutandis, to this Addendum.
[Signature page to follow]

AGREED AND SIGNED ON THE DATE FIRST ABOVE WRITTEN

CGM B.V. /s/ Terrence G.J. Doucet	/s/ Gerard J. van Spall
By: Terrence G.J. Doucet	By: Gerard J. van Spall
Title: Managing Director A	Title: Managing Director B

Cronos Group Inc. /s/ Michael Gorenstein
By: Michael Gorenstein
Title: President and CEO

"RING" International Holding AG /s/ Ralph-Leo Lanckor
By: Ralph-Leo Lanckor
Title: CEO

Landewyck Tobacco S.A. /s/ Daniel Einhäuser
By: Daniel Einhäuser
Title: CEO